SIGNING DAY SPORTS, INC.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

November 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC. 20549

Attn:	Charli Gibbs-Tabler
Matthew Crispino

Re:	Signing Day Sports, Inc.
Registration Statement on Form S-1
File No. 333-271951

Dear Ms. Gibbs-Tabler and Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Signing Day Sports, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare such Registration Statement effective at 5:00 p.m., Eastern Standard Time, on Monday, November 13, 2023, or as soon thereafter as practicable.

Under separate cover, you will receive today a letter from the representative of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Very truly yours,

Signing Day Sports, Inc.

By:	/s/ Daniel D. Nelson
Daniel D. Nelson
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.